Exhibit 1.01

CRONOS GROUP INC.

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2025

Overview:

Cronos Group Inc. is a global cannabis company focused on scaling leading consumer goods products through research and development and innovation. With a passion to responsibly elevate the consumer experience, Cronos is building an iconic brand portfolio. References to “Cronos” in this report refer to Cronos Group Inc. and its direct and indirect wholly-owned subsidiaries, consolidated subsidiaries and, if applicable, its joint ventures and investments accounted for by the equity method, unless otherwise specified or otherwise required. Cronos prepared this report for the reporting period of January 1, 2025 to December 31, 2025 (the “Reporting Period”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.

The United States Securities and Exchange Commission (the “SEC”) requires registrants that manufacture or contract to manufacture products containing conflict minerals (defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten) necessary to the functionality or production of those products (“3TG”) to file a Form SD. For products that contain 3TG, a registrant must conduct a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TG originated in the Democratic Republic of Congo or an adjoining country (a “Covered Country”).

In accordance with the requirements of the Rule, Cronos conducted an analysis of its products that are likely to contain 3TG necessary for their functionality or production. As a result of this analysis, Cronos reasonably determined that Peace Naturals Project Inc. (“Peace Naturals”), a wholly-owned subsidiary of Cronos, sold products containing 3TG during the Reporting Period. Cronos does not believe that any of its other operating companies sold products during the Reporting Period containing 3TG that are necessary to their functionality or production. The products containing 3TG sold by Peace Naturals during the Reporting Period were vaporizer devices and related vaporizer cartridges under the Spinach® and Lord Jones® brands (the “Peace Products”). During the Reporting Period, the Peace Products were supplied by one primary direct supplier (the “Direct Supplier”).

Reasonable Country of Origin Inquiry:

Based on its findings, Cronos’ cross-functional Conflict Minerals Team (as defined below) performed an RCOI to determine whether any 3TG necessary to the functionality or production of the Peace Products may have originated in a Covered Country.

Cronos does not have a direct relationship with any 3TG smelters or refiners and relies on its direct suppliers to provide information regarding the source of 3TG contained in components supplied to Peace Naturals. Cronos does not have direct visibility into the upstream supply chain beyond its direct suppliers and relies on supplier representations. Accordingly, Cronos’ RCOI depends on the completeness and accuracy of supplier-provided information.

The Conflict Minerals Team provided the Direct Supplier with a notice letter describing the requirements of the Rule and Cronos’ reporting obligations and requested that the Direct Supplier provide information using the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (“RMI”).

The Direct Supplier did not respond to repeated requests to provide a completed CMRT. Cronos made multiple attempts to contact the Direct Supplier using known business contacts and contractual contact information. Cronos was unable to obtain a response and believes that the Direct Supplier is no longer operational. Cronos has determined that it has exhausted reasonable efforts to obtain the requested information from the Direct Supplier.

Supplemental Supplier Engagement:

In light of the Direct Supplier’s non-responsiveness, Cronos sought to obtain upstream supply chain information from an alternative supplier (the “Alternative Supplier”) that Cronos understands supplied components to the Direct Supplier during the Reporting Period.

Cronos obtained a completed CMRT from the Alternative Supplier. The Alternative Supplier indicated that it supplied relevant components during the Reporting Period; however, the Alternative Supplier did not represent that it was the exclusive supplier of such components to the Direct Supplier and could not confirm whether other subcontractors were used by the Direct Supplier during the Reporting Period.

Accordingly, while Cronos considered the information provided by the Alternative Supplier as part of its RCOI and due diligence process, Cronos was unable to determine whether the information provided by the Alternative Supplier represents the entirety of the upstream supply chain for the Peace Products.

Description of Cronos’ RCOI and Due Diligence Framework:

Cronos established a management system to support supply chain due diligence related to 3TG that includes an internal team from functional areas such as procurement, product development, finance and legal (the “Conflict Minerals Team”). The Conflict Minerals Team designed its 3TG due diligence process based on the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition.

This process contains the following five steps:

Step 1. Establish Strong Company Management Systems
Step 2. Identify and Assess Risks in the Supply Chain
Step 3. Design and Implement a Strategy to Respond to Identified Risks
Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
Step 5. Report Annually on Supply Chain Due Diligence

Step 1. Establish Strong Company Management Systems

Conflict Minerals Procedure

Cronos has an internal 3TG procedure that defines the process for conducting RCOI and due diligence regarding the use of 3TG and for preparing the forms and reports required by the Rule.

Conflict Minerals Team

As noted above, Cronos established the Conflict Minerals Team to support supply chain due diligence related to 3TG. The Conflict Minerals Team is responsible for implementing and conducting 3TG due diligence on behalf of Cronos’ operating companies.

System of Controls and Transparency and Supplier Engagement

As noted above, Cronos engages with its direct suppliers of products that may contain 3TG to certify whether the products they supply to Cronos in that calendar year contain 3TG and, if so, to complete the CMRT. Based on responses to such CMRT, Cronos may request that direct suppliers contact each of their upstream suppliers and request certifications regarding whether the components that they provided contained 3TG and, if so, the source of the 3TG in those components. If a report warrants clarification or confirmation, the Conflict Minerals Team may contact the direct supplier to clarify or confirm information and responses of both the direct supplier and upstream suppliers.

Grievance Mechanism

Cronos has internal reporting mechanisms to receive and act on concerns expressed by employees regarding possible improper or unethical business practices or violations of company policies (including Cronos’ Code of Business Conduct and Ethics), laws, or regulations. Suppliers and others may also notify Cronos of potential improper or unethical business practices or violations of company policies, laws, or regulations through reporting channels set forth in Cronos’ Code of Business Conduct and Ethics available on Cronos’ website at https://ir.thecronosgroup.com/governance/documents-charters.

Step 2. Identify and Assess Risks in the Supply Chain

The Conflict Minerals Team engaged with the Direct Supplier to evaluate the source of 3TG in the Peace Products but did not receive a response.

As part of its risk assessment, Cronos reviewed the CMRT provided by the Alternative Supplier. However, because the Alternative Supplier could not confirm that it was the sole upstream supplier to the Direct Supplier, Cronos determined that there is a risk that the information obtained may not be complete.

Cronos was therefore unable to identify all smelters and refiners that may have processed the 3TG contained in the Peace Products during the Reporting Period or to determine with specificity the countries of origin of such 3TG.

The Conflict Minerals Team reviewed the Alternative Supplier’s responses to the CMRT, which review included checking all identified smelters and refiners against RMI’s Responsible Minerals Assurance Process database (the “Smelter and Refiner Database”). The smelters and refiners identified in the Alternative Supplier’s supply chains on its CMRT were listed as conformant with the relevant Responsible Minerals Assurance Process assessment protocols in the Smelter and Refiner Database as of May 6, 2026, as identified on Table A below (including their RMI smelter identification number). However, because the Alternative Supplier could not confirm that it represents the complete upstream supply chain, the smelters and refiners identified may not represent all smelters and refiners in Cronos’ supply chain for the Peace Products.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

The Conflict Minerals Team oversees the design, implementation, and results of our 3TG due diligence procedures. The Conflict Minerals Team continues to monitor progress, risks, and potential issues to identify opportunities to enhance and strengthen Cronos’ approach in response to identified risks.

The Conflict Minerals Team determined that the primary risk with respect to the Reporting Period was the inability to obtain complete supply chain information due to the Direct Supplier’s non-responsiveness. In response, Cronos evaluated the information provided by the Alternative Supplier and documented its efforts to obtain information from the Direct Supplier. Further, the Alternative Supplier identified smelters and refiners in its supply chains on its CMRT consistent with those reported by the Direct Supplier for the year ended December 31, 2024, although Cronos cannot conclude that the information provided with respect to the Reporting Period is complete.

Based on the due diligence described above, Cronos was unable to determine the origin of all 3TG contained in the Peace Products and whether such 3TG originated in a Covered Country.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Cronos does not have direct relationships with 3TG smelters and refiners and, as such, does not perform direct audits of the entities that provide its supply chain with 3TG. Cronos, however, supports and relies on audits of 3TG smelters and refiners conducted by third parties through their participation in the RMI’s Responsible Minerals Assurance Process.

Step 5. Report Annually on Supply Chain Due Diligence

This report constitutes Cronos’ annual report on its 3TG due diligence and is publicly available at https://thecronosgroup.gcs-web.com/financial-information/sec-filings. The information contained in, and that can be accessed through, the respective websites of Cronos and its subsidiaries is not, and shall not be deemed to be, a part of this report or the related Form SD or incorporated into any other filings Cronos makes with the SEC.

Table A

Summary of Identified Smelters and Refiners

Metal	Standard Smelter Name*	RMI Smelter ID No.	Smelter Country
Tin	China Tin Group Co., Ltd.	CID001070	China

*    Each of the smelters and/or refiners listed in Table A is conformant with the relevant Responsible Minerals Assurance Process assessment protocols per the Smelter and Refiner Database as of May 6, 2026.